October 8, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Withdrawal of Acceleration Request of Clutterbug Move Management, Inc.
Registration Statement on Form S-l
File No. 333-187248

Ladies and Gentlemen:

Clutterbug Move Management, Inc. hereby requests that the Securities and Exchange Commission withdraw its acceleration request dated October 8, 2013.

Thank you for your assistance. If you should have any questions, please contact Owen M. Naccarato, counsel to the registrant, by telephone at (949) 851-9261.

Sincerely,

CLUTTERBUG MOVE MANAGEMENT, INC.

By:	/s/ Victoria Young
Victoria Young
Chief Executive Officer